

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2018

Peter Halt
Chief Financial Officer
TiVo Corporation
2160 Gold Street
San Jose, CA 95002

      Re: TiVo Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 27, 2018
          Form 10-Q for the Quarterly Period Ended March 31, 2018
          Filed May 10, 2018
          File No. 001-37870

Dear Mr. Halt:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Note 1. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition
Arrangements with Multiple System Operators for the TiVo Service, page 10

1.   Please help us better understand the underlying nature of the TiVo Service and tell us if you determined that the service was a functional license to intellectual property. In arrangements where you host the service, tell us how you considered whether you have provided software subject to a hosting arrangement. Also, tell us your basis for recognizing revenue related to fixed fees ratably over the license period. Lastly, tell us if you are applying the guidance for sales-based or usage-based royalties in these

arrangements. Refer to ASC 606-10-55-54(a) and ASC 606-10-55-65.

Note 5. Revenues
Contract Balances, page 16

2.   We note your statement regarding the amount of revenue that is expected to be recognized from remaining performance obligations over the remainder of 2018. Please tell us, and revise to clarify, when you expect to recognize the remaining balance. Refer to ASC 606-10-50-13.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Christine Dietz, Assistant Chief Accountant at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services